                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549


                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*


                                 McM CORPORATION
                                (Name of Issuer)


                                  COMMON STOCK
                         (Title of class of securities)


                                    552674103
                                 (CUSIP NUMBER)

                             Jesse Greenfield I.R.A.
                              34 Boulder View Lane
                             Boulder, Colorado 80304
                                 (303) 444-8882
           (Name, address and telephone number of person authorized to receive notices and communications)

                                  July 16, 1998
             (Date of event which requires filing of this statement)

              If the filing person has previously filed a statement
             on Schedule 13G to report the acquisition which is the
                subject of this Schedule 13D, and is filing this
                  schedule because of Rule 13d-1(b)(3) or (4),
                          check the following box [ ].

                    Check the following box if a fee is being
                          paid with this statement [ ].

1.         NAME OF REPORTING PERSONS
           S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

           JESSE GREENFIELD I.R.A. (51-0099493)

2.         CHECK THE APPROPRIATE BOX IF MEMBER OF A GROUP

           N/A

3.         SEC USE ONLY

4.         SOURCE OF FUNDS

           00 - Mr. Greenfield executed an agreement to tender and sell all of the shares held by the Jesse Greenfield I.R.A. in connection with the tender offer commenced by IAT
                Reinsurance Syndicate Ltd. on July 23, 1998.

5.         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(d) OR 2(e)                                   [ ]

6.         CITIZENSHIP OR PLACE OF ORGANIZATION

           USA


NUMBER OF                      7.         SOLE VOTING POWER

SHARES                                              246,009

BENEFICIALLY                   8.         SHARED VOTING POWER

OWNED BY                                            -0-

EACH                           9.         SOLE DISPOSITIVE POWER

REPORTING                                           246,009

PERSON WITH                    10.        SHARED DISPOSITIVE POWER

                                                    -0-

11.        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
           PERSON

           246,009

12.        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES*                      [ X - see response to Item 6 ]

13.        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

           5.23%

14.        TYPE OF REPORTING PERSON

           EP

         Amendment No. 1 amends and supplements the Statement on Schedule 13D filed on July 26, 1995, by Jesse Greenfield I.R.A. with respect to the common stock of McM Corporation. The purpose of this amendment is to report that Mr. Greenfield has executed an agreement whereby he agrees to direct the Jesse Greenfield I.R.A. to tender its shares in response to the tender offer made by IAT Reinsurance Syndicate Ltd. on July 23, 1998.

Item 6 CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

           The response to Item 6 is amended to add the following:

           On July 16, 1998, Jesse Greenfield and others entered into an agreement with IAT Reinsurance Syndicate Ltd. (the "Tender Agreement") wherein he agreed to direct the Jesse Greenfield I.R.A. to tender its shares of McM common stock in response to the tender offer commenced by IAT on July 23, 1998, and to request the same of the Greenfield Children's Limited Partnership, owner of 118,455 shares (or 2.52%) of McM common stock, the limited partners of which are Mr. Greenfield's children and the general partner of which is Mr. Greenfield's brother. Mr. Greenfield disclaims beneficial ownership of the shares held by the Greenfield Children's Limited Partnership.

           For further information regarding the Tender Agreement, see Schedule 14D-1 filed by IAT and Schedule 14D-9 filed by McM on July 23, 1998, as amended.

Item 7 MATERIAL TO BE FILED AS EXHIBITS

           Tender Agreement dated July 16, 1998.

                                    SIGNATURE


           After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated:  September 29, 1998                   Jesse Greenfield I.R.A.


                                             By: /s/ Jesse Greenfield
                                                 --------------------------

                                  EXHIBIT INDEX

Exhibit 1    Tender Agreement between IAT Reinsurance Syndicate
             Ltd. and the individual directors of McM Corporation dated July 16, 1998.

                                    EXHIBIT 1

                                TENDER AGREEMENT

           THIS TENDER AGREEMENT (this "Agreement'), made and entered into this 16th day of July, 1998, is by and among IAT REINSURANCE SYNDICATE LTD. ("Buyer"), a Bermuda corporation with its principal office in Bermuda, and the persons listed on Schedule A hereto (each, individually a "Shareholder" and, collectively, the "Shareholders").

                              Background Statement

           Buyer desires to acquire approximately 49% of the issued and outstanding shares ("Shares") of common stock, par value $1.00 per share (the "Common Stock"), of McM Corporation ("McM"), a North Carolina corporation headquartered in Raleigh, North Carolina, through the acquisition of approximately 14% of such Shares from the McMillen Trust (the "Trust") and a tender offer (the "Offer") to purchase up to 35% of such Shares for $3.65 per share net to the sellers thereof in cash (such amount or any greater per share amount paid in the Offer, the "Per Share Amount").

           Buyer and McM have entered into an Offer and Rights Agreement, dated as of the date hereof (the "Offer and Rights Agreement"), which provides, among other things, upon the terms and subject to the conditions thereof, for the Offer. The Offer and Rights Agreement provides that holders of options ("Options") to purchase Shares ("Option Shares") may elect, in their sole discretion, to cancel their Options in return for a cash payment from Buyer equal to the Per Share Amount for each Option Share less the exercise price for each Option Share.

           The Shareholders are each directors of McM. As of the date hereof, the Shareholders own (beneficially or of record) the number of Shares and Options set forth opposite such Shareholder's name on Schedule A attached hereto.

           As a condition to the willingness of Buyer to enter into the Offer and Rights Agreement, Buyer has required that the Shareholders agree, and in order to induce Buyer to enter into the Offer and Rights Agreement, the Shareholders have agreed, (i) to tender and not withdraw, or to cause to be tendered and not withdrawn, pursuant to the Offer, all of the Shares listed on Schedule A hereto and all other Shares now owned (beneficially or of record) by such Shareholders or which may hereafter be acquired by such Shareholders (the "Tendered Shares") and (ii) in connection with the Offer, to elect to cancel their Options in consideration of the cash-out payment from Buyer described above.

                             STATEMENT OF AGREEMENT

           NOW, THEREFORE, in consideration of the foregoing, and the representations, warranties, covenants and agreements contained herein, and intending to be legally bound, the parties hereto agree as follows:

           1. Tender of Shares. Subject to the terms and conditions of this Agreement, each Shareholder agrees to validly tender and not withdraw, or to cause to be tendered and not withdrawn, pursuant to the Offer, all of Tendered Shares; provided, that no such tender shall be required if such Shareholder would as a result of such tender incur liability under Section 16(b) of the Securities Exchange Act of 1934, as amended ("Section 16(b)"). Notwithstanding the foregoing, in the event any Shareholder fails to tender any Tendered Shares due to Section 16(b) liability, as soon as such liability lapses with respect to any Tendered Shares, such Shareholder agrees to tender in the Offer, or if Buyer has accepted for payment Shares pursuant to the Offer, to sell to Buyer for the Per Share Amount, such Tendered Shares.

           2. Cash-Out and Cancellation of Options. Subject to the terms and conditions of this Agreement, each Shareholder holding Options listed on Schedule A hereto ("Cash-Out Options") agrees, in accordance with the procedures set forth in the Offer, to instruct McM to cancel all of his or her Cash-Out Options in consideration of a cash payment by Buyer for each such Cash-Out Option in an amount, subject to applicable withholding of taxes, equal to (x) the product of (i) the aggregate number of Option Shares subject to such Cash-Out Option times (ii) the Per Share Amount, minus (y) the aggregate exercise price for all Option Shares subject to such Cash-Out Option. In consideration of Buyer's Offer and entry into this Agreement, each Shareholder agrees that each Cash-Out Option with a per share exercise price in excess of the Per Share Amount ("Under Water Options"), upon Buyer's acceptance for payment and payment for Shares validly tendered and not withdrawn pursuant to the Offer, shall be cancelled by McM without payment by Buyer of any additional consideration therefor.

           3. Representations and Warranties by the Shareholders. Each Shareholder hereby severally represents and warrants to Buyer as follows:

           (a) At the time the Tendered Shares are tendered in the Offer, each Shareholder, either individually or together with his spouse, will have good and valid title to the Tendered Shares, free and clear of all restrictions, claims, liens, charges and encumbrances.

           (b) Each Shareholder has good and valid title to the Cash-Out Options (including, without limitation, the Under Water Options), free and clear of all restrictions, claims, liens, charges and encumbrances other than those set forth in the 1986 Employee Incentive Stock Option Plan and the 1996 Employee Incentive Stock Option Plan (together, the "Plans").

           (c) Each Shareholder has the power, authority, and capacity to enter into and perform its obligations under this Agreement, and to consummate the transactions contemplated herein. This Agreement has been duly and validly executed by each Shareholder and is the legal, valid and binding obligation of each Shareholder, enforceable in accordance with its terms, except as enforceability may be limited by equitable principles or by bankruptcy, fraudulent conveyance or insolvency laws affecting the enforcement of creditors' rights generally.

           (d) Neither the execution and delivery of, nor the performance of its obligations under, this Agreement by each Shareholder, nor the consummation of the transactions contemplated herein, will conflict with, violate or result in a breach of any of the terms or provisions of, or constitute a default (with the passage of time or giving of notice or both) or give rise to any right of termination, cancellation or acceleration under any agreement or instrument to which such Shareholder is a party or violate any law, order, judgment, decree, rule or regulation of any court or governmental authority having jurisdiction over each Shareholder or any of the Tendered Shares or Cash-Out Options.

           (e) No Shareholder has retained any broker or finder in connection with the transactions contemplated herein so as to give rise to any valid claim against Buyer for any fee, sales commissions, finders' fees, financial advisory fee or other fees or expenses for which Buyer shall be liable.

           4. Representations and Warranties of Buyer. Buyer hereby represents and warrants to each Shareholder as follows:

           (a) Buyer is a corporation duly incorporated, validly existing and in good standing under the laws of Bermuda, and has full corporate power and authority to carry on its business as now conducted.

           (b) The execution, delivery and performance by Buyer of this Agreement and the transactions contemplated hereby have been duly and validly authorized and approved by all requisite shareholder and corporate action. Buyer has the power, authority and capacity to enter into and perform its obligations under this Agreement, and to consummate the transactions contemplated herein. This Agreement has been duly and validly executed by Buyer and is the legal, valid and binding obligation of Buyer, enforceable in accordance with its terms, except as enforceability may be limited by equitable principles or by bankruptcy, fraudulent conveyance or insolvency laws affecting the enforcement of creditors' rights generally.

           (c) Neither the execution and delivery of, nor the performance of its obligations under, this Agreement by Buyer, nor the consummation of the transactions contemplated herein, will conflict with, violate or result in a breach of any of the terms or provisions of, or constitute a default (with the passage of time or giving of notice or both) or give rise to any right of termination, cancellation or acceleration under any agreement or instrument to which Buyer is a party, conflict with any provision of the charter documents of Buyer, or violate any law, order, judgment, decree, rule or regulation of any court or governmental authority having jurisdiction over Buyer or its property.

           (d) The Tendered Shares acquired by Buyer pursuant to this Agreement are being acquired for investment purposes only and not with a view to any public distribution thereof, and Buyer will not offer to sell or otherwise dispose of the shares so acquired by it in violation of any federal or state law applicable to the sale, resale, or distribution of securities.

           (e) Buyer has not retained any broker or finder in connection with the transactions contemplated herein so as to give rise to any valid claim against any Shareholder for any fee, sales commissions, finders' fees, financial advisory fee or other fees or expenses for which any

Shareholder shall be liable.

           5. Certain Covenants.

           (a) Each Shareholder covenants and agrees that it will not buy any Shares from the Trust.

           (b) Each Shareholder covenants and agrees, at the request of Buyer made at any time after the purchase of the Tendered Shares and the cash-out of the Cash-Out Options by Buyer pursuant to the Offer, to resign as a director of McM, effective immediately upon such request or such later time as Buyer shall designate.

           (c) Each Shareholder not requested by Buyer to resign agrees to appoint to fill the vacancies created by the resignations given pursuant to clause (b) above, director nominees designated by Buyer, effective immediately upon Buyer's request or such later time as Buyer shall designate.

           (d) Except as contemplated by Sections 1 and 2 of this Agreement, each Shareholder hereby covenants and agrees that such Shareholder shall not, and shall not permit any other beneficial owner of his Tendered Shares to, sell, transfer, tender, exercise, assign, hypothecate or otherwise dispose of, or create or permit to exist any security interest, lien, claim, pledge, option, right of first refusal, agreement, limitation on such Shareholder's voting rights, charge or other encumbrance of any nature whatsoever with respect to such Tendered Shares or such Cash-Out Options, or agree to do any of the foregoing, at any time prior to the earlier of (x) the purchase by Buyer of the Tendered Shares and the cash-out by Buyer of the Cash-Out Options pursuant to the Offer or (y) the termination of this Agreement.

           (e) Each Shareholder agrees on the date hereof to terminate any election made by such Shareholder under the Company's 1996 Non-Employee Directors' Stock Plan (the "Directors Plan") to receive Shares in lieu of any accrued directors' fees otherwise payable in cash, which termination shall be effective with respect to all accrued fees payable on or after July 1, 1998.

           6. Miscellaneous.

           (a) This Agreement may be terminated (i) at any time by mutual written consent of Buyer and the Shareholders or (ii) by Buyer or any Shareholder, at any time the date 180 days after the date hereof, if Buyer has not purchased the Tendered Shares and cashed out the Cash-Out Options by such date. If this Agreement is terminated in accordance with the foregoing provisions, all further obligations of the parties hereunder shall terminate

           (b) The parties hereto shall assume and bear all expenses, costs and fees incurred or assumed by them in the preparation and execution of this Agreement and compliance herewith, whether or not the transactions contemplated hereby are consummated.

           (c) This Agreement shall not be assigned by any party without the prior written consent of the other party, which consent shall not be unreasonably withheld; provided, however, that Buyer may cause any of its direct or indirect subsidiaries to take title to the Tendered Shares so long as Buyer shall guarantee punctual performance in full by such subsidiary of any and all obligations it may have under this Agreement or any agreement executed in connection herewith. This Agreement shall inure to the benefit of, and be binding upon and enforceable against, the successors, heirs and permitted assigns of the respective parties.

           (d) This Agreement or any term hereof may be changed, waived, discharged or terminated only by an agreement in writing signed by both parties. No waiver by a party of any condition or of any breach of any term, covenant, representation or warranty contained herein shall be effective unless in writing, and no waiver in any one or more instances shall be deemed to be a further or continuing waiver of any such condition or breach in any other instances or a waiver of any other condition or breach of any other term, covenant, representation or warranty.

           (e) This Agreement constitutes the entire agreement and supersedes all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof. This Agreement may be executed in any number of counterparts, each of which shall be deemed an original, and all of which, together, shall constitute one and the same instrument. This instrument shall be governed in all respects, including validity, interpretation and effect, by the laws of the State of North Carolina (without reference to conflict of law provisions).

           (f) The parties hereto agree that irreparable damage would occur in the event any provision of this Agreement was not performed in accordance with the terms hereof and that the parties shall be entitled to specific performance of the terms hereof, in addition to any other remedy at law or in equity.

           (g) If any term or other provision of this Agreement is invalid , illegal or incapable of being enforced by any rule of law, or public policy, all other conditions and provision of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of this Agreement is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the terms of this Agreement remain as originally contemplated to the fullest extent possible.

           (h) Except as otherwise required by applicable law, each party agrees to keep this Agreement and the transactions contemplated hereby in strictest confidence and not to disclose the existence or terms of this Agreement to any third party without the written consent of Buyer and McM.

           IN WITNESS WHEREOF, the parties have duly executed this Agreement as of the date first above written.

                                       BUYER:

                                       IAT REINSURANCE SYNDICATE LTD.


ATTEST:                                By:           /s/ Peter R. Kellogg
                                                     --------------------------
                                       Title:        President
                                                     --------------------------
                                       Printed Name: Peter R. Kellogg
                                                     --------------------------
/s/ Marguerite R. Gorman
--------------------------------
Marguerite R. Gorman, Secretary


                                       SHAREHOLDERS:


                                       /s/ Michael A. DiGregorio
                                       ---------------------------------
                                       Michael A. DiGregorio


                                       /s/ Jesse Greenfield
                                       ---------------------------------
                                       Jesse Greenfield


                                       /s/ George E. King
                                       ---------------------------------
                                       George E. King


                                       /s/ Laurence F. Lee, Jr.
                                       ---------------------------------
                                       Laurence F. Lee, Jr.


                                       /s/ Laurence F. Lee III
                                       ---------------------------------
                                       Laurence F. Lee III


                                       /s/ Claude G. Sanchez, Jr.
                                       ---------------------------------
                                       Claude G. Sanchez, Jr.


                                       /s/ Stephen L. Stephano
                                       ---------------------------------
                                       Stephen L. Stephano


                                       /s/ R. Peyton Woodson III
                                       ---------------------------------
                                       R. Peyton Woodson III

                                   Schedule A


================================================================================================================
                                                                                         Option Cash-Out
                                                                                              Amount
                                                                       Exercise        (Assuming $3.65 Per
         Shareholder(s)          Shares*              Options            Price            Share Amount)
----------------------------------------------------------------------------------------------------------------
Michael A. DiGregorio               80                  --                --                    $0
----------------------------------------------------------------------------------------------------------------
Jesse Greenfield                 364,464                --                --                    $0
----------------------------------------------------------------------------------------------------------------
                                                                                           $48,761.87
                                                       21,481            $1.38             $13,300.00
George E. King                    44,300                9,500            $2.25             $36,450.00
                                                       40,500            $2.75                  --
                                                        7,500            $3.94             ----------
                                                                                           $98,511.87
----------------------------------------------------------------------------------------------------------------
Laurence F. Lee, Jr.               779                  --                --                    $0
----------------------------------------------------------------------------------------------------------------
Laurence F. Lee III                 10                  --                --                    $0
----------------------------------------------------------------------------------------------------------------
Claude G. Sanchez, Jr.              50                  --                --                    $0
----------------------------------------------------------------------------------------------------------------
                                                                                           $48,761.87
                                                       21,481            $1.38             $13,300.00
Stephen L. Stephano               32,515                9,500            $2.25             $36,450.00
                                                       40,500            $2.75                  --
                                                        7,500            $3.94             ----------
                                                                                           $98,511.87
----------------------------------------------------------------------------------------------------------------
R. Peyton Woodson III             39,734                 --
================================================================================================================


     *As reported on McM Corporation's Proxy Statement dated April 21, 1998.